UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

GOLDEN MATRIX GROUP, INC.
(Name of Issuer)

Common Stock, $0.00001 par value per share
(Title of Class of Securities)

381098300
(CUSIP Number)

Weiting ‘Cathy’ Feng
3651 Lindell Road, Suite D131 Las Vegas, NV 89103
(702) 318-7548
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 381098300	Schedule 13D/A	Page 2 of 4

1.	Name of Reporting Person Weiting ‘Cathy’ Feng
2.	Check the Appropriate Box if a Member of a Group. (a) ☐. (b) ☐.
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐.
6.	Citizenship or Place of Organization Australian

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,665,915 shares of Common Stock(1)
	8.	Shared Voting Power -0- shares of Common Stock
	9.	Sole Dispositive Power 2,665,915 shares of Common Stock(1)
	10.	Shared Dispositive Power -0- shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,665,915 shares of Common Stock(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 7.5%(1)
14.	Type of Reporting Person IN

(1) Does not include up to 375,000 shares of common stock issuable in connection with the vesting of the RSUs discussed below (in Item 3 of Amendment 2).

CUSIP No. 381098300	Schedule 13D/A	Page 3 of 4

EXPLANATORY NOTE

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on March 19, 2021, as amended by the Amendment No. 1 thereto filed with the Commission on October 5, 2021 and Amendment No. 2 thereto filed with the Commission on October 4, 2022 (the Schedule 13D as amended, the “Schedule 13D”), by Weiting ‘Cathy’ Feng.

As used in this Amendment:

•	“Common Stock” means the common stock of the Issuer;

•	“Issuer” or “Company” means Golden Matrix Group, Inc.; and

•	“Reporting Person” means Weiting ‘Cathy’ Feng.

Other capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

The share amounts set forth in this Amendment retroactively take into effect reverse stock splits of one-for-1,500, 1-for-150 and 1-for-150, which were affected by the Company on April 7, 2016; December 15, 2016; and June 26, 2020, respectively.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following at the end thereof:

On December 1, 2022, Ms. Feng exercised options to purchase 1,400,000 shares of the Company’s common stock with an exercise price of $0.06 per share, via the net cashless exercise of such options, surrendered 35,594 of such option shares to the Company to pay the exercise price of such options, and was issued a net of 1,364,406 shares of common stock in connection therewith.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety by the following:

(a) As of the date of this Amendment, the Reporting Person beneficially owns in aggregate 2,665,915 shares of Common Stock of the Issuer, representing approximately 7.5% of the Issuer’s outstanding Common Stock on such date (35,570,249 shares of Common Stock, as confirmed by the Company’s transfer agent on such date), but not including the shares of common stock issuable upon the vesting of the RSUs discussed above (in Item 3 of Amendment 2), which have not vested to date.

(b) Ms. Feng has the power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock (and RSUs) which are held directly by Ms. Feng (see Item 5(a) above).

(c) The information in Item 3 is incorporated by reference into this Item 5(c).

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Person.

(e) N/A.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 9, 2022

/s/ Weiting ‘Cathy’ Feng
Weiting ‘Cathy’ Feng